INVEST IN **ORGFARM**

Orgfarm makes Organic affordable. A leader in South India with 1142+ farmers, 50K+ U and 1M+ orders.



orgfarm.store San Francisco CA

B2B | SaaS | Food & Beverage | Minority Founder | Agriculture & Agtech

LEAD INVESTOR

Divas Pant

As an investor, I enthusiastically endorse Orgfarm. Their dedication to delivering fresh, organic produce to Chennai residents is truly praiseworthy. In an era where organic is the way forward, Orgfarm is making it accessible and affordable by establishing a robust network of organic farmers across India. What sets them apart is their innovative offline model with stores across Chennai, resolving delivery challenges and improving unit economics. This strategic move positions Orgfarm on the path to profitability, setting them apart from other online stores. Investing in Orgfarm means supporting a sustainable, profitable future.

Invested $50,000 this round & $50,000 previously

Notable Investors

- Gokul Rajaram
- Vetri Vellore
- Dhruv Agarwal
- Dinesh Chahila
- Ezhil Natarajan

Featured Investors

Investors include

Divas Pant | Gokul Rajaram | Vetri Vellore | Dhruv Agarwal | Dinesh Chahila | Ezhil Natarajan

Divas Pant

Syndicate Lead

As an investor, I enthusiastically endorse Orgfarm. Their dedication to delivering fresh, organic produce to Chennai residents is truly praiseworthy. In an era where organic is the way forward, Orgfarm is making it accessible and affordable by establishing a robust network of organic farmers across India. What sets them apart is their innovative offline model with stores across Chennai,

resolving delivery challenges and improving unit economics. This strategic move positions Orgfarm on the path to profitability, setting them apart from other online stores.

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Invested $50,000 this round & $50,000 previously

Highlights

1. Orgfarm's founders are serial entrepreneurs and have built successful businesses from the ground up
2. Organic is the future and Orgfarm is already a leader in South India. Gokul Rajaram has invested!
3. Orgfarm has 1142+ farmers, 1M+ orders and 50k+ customers. Its has unique B2B & B2C integrated model,
4. Orgfarm provides optimized supply & delivery and end-to-end traceability guarantees quality

Our Team

M

Mukundu Kumaran Co founder, CEO

With a successful startup background, having founded and built several ventures that have collectively raised over $20 million and generated close to $100 million in revenue

Dan Employee

Hideki SEKI CFO

Pitch



farm

Data-driven Organic

Why Organic?



The future of the Indian Organic market is PROMISING

The Indian middle-class is MASSIVE


Middle Class Population in 2025
583
Million

Source: "Tracking the Growth of India's Middle Class, McKinsey Quarterly

The Indian Diet is largely Vegetarian


Meat Consumption in the Indian Population
Strictly Vegetarian
39%
Limit Meat
41%
No Restriction
20%

Source: Pew Research Center

Food safety is a major issue in India


Food Safety Violations
11.1%
9.9%
7.5%
5.5%
5.4%
4.7%
4.1%
India
China
Mexico
France
USA
Vietnam
Brazil

Source: Food Sentry

Pesticides are the #1 Contaminant in India.


Top 5 Contaminants
34.5%
22.0%
15.7%
10.2%
4.5%
Pesticides
Pathogens
Filth
Mycotoxins
Chemicals/Additives

Source: Food Sentry

Many of these issues can be solved with ORGANIC


Top 5 Contaminants
34.5%
Can be Solved with Organic
22.0%
15.7%
Can be Solved with Organic
10.2%
Can be Solved with Organic
4.5%
Pesticides
Pathogens
Filth
Mycotoxins
Chemicals/Additives

Source: Food Sentry

Why Orgfarm?



Organic products can be up to +150% more expensive but Orgfarm is less than +25%


Less than +25%
Other Organic Stores
(+50% to +150%)
Non-Organic
Organic
Price
+0%
+25%
+50%
+75%
+100%
+125%
+150%

If price is within +25%, we can capture 62% of the Market


Willingness to pay for Organic Foods
34.2%
32.8%
62% of the Market
15.5%
9.6%
4.1%
Same Price
Up to 25% More
Up to 50% More
Up to 75% More
No Limit

Source: Food Sentry

How does Orgfarm do it?




Company Confidential © Orgfarm 2022

The Orgfarm Network optimizes farmers' supply and 3 demand sources


①Orgfarm D2C
Consumer
Consumer
Consumer
②Orgfarm Retail
VEGETABLES
Consumer
Consumer
Consumer
③Orgfarm Global
(launching Jan 2023)
Farmer
Farmer
Farmer
Supply Forecast
Demand Forecast
farm

The Orgfarm Network Model and Data Technology give us many STRENGTHS.


①Orgfarm D2C
②Orgfarm Retail
③Orgfarm Global
Supply Forecast
Demand Forecast

org farm STRENGTHS

- Affordable organic
- Deliver within 24 hours from harvest
- Good revenue for farmers
- Short payment cycle for farmers
- Low wastage

The Orgfarm has converted over 1142 non organic farmers to Organic farmers in last two years



- 1142 new Organic farmers
- Produced over ONE tons of Organic vegetables
- Paid over 20+ crores to farmers
- Used 10000+ acres of land for Organic farming
- Served Organic vegetables to 50,000+ consumers


ORGANIC RANCH
DO NOT SPRAY
PESTICIDES
Organic is the future -


Orgfarm makes
Organic **Affordable**.

Orgfarm received FASTEST GROWING ORGANIC award from Times Business group


TIMES BUSINESS AWARDS 2021
Orgfarm
Fastest Growing Online Organic Store
TIMES BUSINESS AWARDS



Data-driven Organic